FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940
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(Print or Type Responses)
1. Name and Address of Reporting Person* de Chazal Guy L.	2. Issuer Name and Ticker or Trading Symbol Lionbridge Technologies, Inc. (LIOX)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ☒ Director ☐ 10% Owner ☐ Officer ☐ Other (specify below) (give title below)
(Last) (First) (Middle) 1585 Broadway	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Day/Year 01/31/03
(Street) New York NY 10036				5. If Amendment, Date of Original (Month/Day/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) ☒ Form filed by One Reporting Person ☐ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Owner- ship (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock								49,415	D
Common Stock								3,119,340	I(1)	through partnerships

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 4 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Deriv- ative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv- ative Security (Instr. 5)	9. Number of Deriv- ative Securities Bene- ficially Owned Following Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option (right to buy)	$2.03	01/31/03		A		27,500		(6)	01/31/2013	Common Stock	27,500		27,500	D
Warrants	$1.69							(2)	(5)	Common Stock	44,517		44,517	I(3)
Warrants	$1.69							(4)	(5)	Common Stock	6,095		6,095	I(3)

Explanation of Responses:

1.	The Reporting Person is a general partner of Morgan Stanley Venture Partners II, L.P., the general partner (the "General Partner") of Morgan Stanley Venture Capital Fund II Annex, L.P. (the "Annex Fund") and Morgan Stanley Venture Investors Annex, L.P. (the "Investors Annex Fund", and together with the Annex Fund, the "Funds"). The reported securities are owned directly by the Funds. The Reporting Person disclaims any beneficial ownership of any of the securities owned by the Funds except to the extent of any proportionate pecuniary interest therein.
2.	11,117 of these warrants are immediately exercisable. The rest are exercisable on each three month anniversary of May 31, 2002 for an additional number of shares of common stock equal to the product of (A) multiplied by (B) divided by (C), where (A) is 1,336, (B) is the aggregate principal amount of that certain note dated as of March 9, 1999 held by the Annex Fund which is outstanding on such three month date and (C) is $200,000.
3.	The reported securities are owned directly by the Annex Fund. The Reporting Person disclaims any beneficiary ownership of any of the securities owned by the Annex Fund except to the extent of any proportionate pecuniary interest therein.
4.	1,520 of these warrants are immediately exercisable. The rest are exercisable on each three month anniversary of May 31, 2002 for an additional number of shares of common stock equal to the product of (A) multiplied by (B) divided by (C), where (A) is 183, (B) is the aggregate principal amount of that certain note dated as of March 9, 1999 held by the Investors Annex Fund which is outstanding on such three month date and (C) is $200,000.
5.	The later of 5 p.m. on July 31, 2009 or at such time as all principal and interest on the notes described in footnotes 2 and 4 above are paid in full.
6.	The options vest over four years, 25% on the first anniversary of the date of issuance and 12.5% on each six month period thereafter.

/s/ Debra Abramovitz	February 3, 2003

** Signature of Reporting Person	Date
Debra Abramovitz, Attorney-in-Fact for Guy L. de Chazal

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.